Exhibit 99.1

Guardforce AI Announces New Executive Leadership Team

NEW YORK, NY / August 31, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, today announced a series of appointments to form a new management team to support the Company’s accelerated growth in the robotics and information security markets.

Ms. Lei (Olivia) Wang, who serves as Chief Executive Officer of Guardforce AI, has been appointed Chairman of the Board, and will continue to serve as Chief Executive Officer. Mr. Lin Jia has been appointed President. Mr. Yu-Heng (Brian) Ma has been appointed Chief Financial Officer and Mr. Mingchang (Leonardo) Liu has been appointed Chief Technology Officer.

The Company also announced that, effective August 31, 2022, Mr. Wing Khai (Terence) Yap resigned from his position as Chairman of the Board to pursue other interests. Also effective August 31, 2022, Ms. Chung Chi (Cynthia) Ng resigned from her position as the Company’s Chief Financial Officer to pursue other interests. The resignations of Mr. Yap and Ms. Ng were not the result of any disagreements with the executive management of the Company.

Effective August 31, 2022, Guardforce AI’s senior management team will be comprised of the following persons:

Lei (Olivia) Wang: Chairman & Chief Executive Officer

Lei (Olivia) Wang has been the Chief Executive Officer of Guardforce AI since June 2019 and a Director of Guardforce AI since January 2020. Ms. Wang also served as the Chairman of the Supervisory Board, Director and Vice President, Board Vice Chairman and Chief Executive Officer, and Board Vice Chairman of China Security & Fire Co., Ltd. (A-Share Stock Code of PR China: SH600654). She brings more than 15 years of capital markets and security industry experience. Ms. Wang graduated with a Master of Business Administration from the Chinese University of Hong Kong.

Lin Jia: President

Prior to his appointment as President, Lin Jia served as Guardforce AI’s Head of Research & Development since May 2022. He brings extensive experience in the robotics industry, having served as the Chief Operating Officer and Chief Technology Officer at Shenzhen Intelligent Guardforce Robot Co., Ltd, a leading robotics company that specializes in the design, manufacturing, and application of service robots in Mainland China. During this time, he led a team of more than 300 R&D engineers to develop Robotics-as-a-Service (RaaS), Platform-as-a-Service (PaaS), and Software-as-a-Service (SaaS) products, as well as the hardware framework for indoor universal mobile robots. He also established and managed the sales, marketing, and technical teams for the RaaS business in more than 30 cities across Mainland China. Previously, Mr. Jia served as the Deputy General Manager at Shenzhen Kewei Robot Technology Co., Ltd where he oversaw daily operations of the Sales, Marketing, Tech Support, and Product departments. Prior to that, he worked as Manager of the Supply Chain & Product Center at Shenzhen Zhongzhi Kechuang Robot Co., Ltd and Deputy Manager of Product Center. Mr. Jia graduated from the University of Electronic Science and Technology of China with a Master’s degree in Engineering and obtained his Bachelor of Engineering degree from the Harbin Institute of Technology.

Yu-Heng (Brian) Ma: Chief Financial Officer

Yu-Heng Ma brings more than 20 years of experience in finance and accounting, including with several publicly listed companies. He previously served as Chief Financial Officer at China Grand Star Luxury Cars Investment Holdings Limited, where he oversaw the deployment of strategic business plans to achieve accounting, compliance, and revenue targets. He also served as Chief Financial Officer & Executive Vice President of Summi Group (HKEX:00756), where he was responsible for fundraising, bank loan restructuring, and developing import and distribution strategies to increase profit margins. Prior to joining Summi,he was a Vice President of Taipei Fubon Commercial Bank (TWEX:2881) and held senior financial positions at other banks. Mr. Ma has been an independent non-executive director of China Fordoo (HKEX:02399) since March 16, 2022 and U-ton Future (HKEX:06168) since May 25, 2022. Mr. Ma is a member of Certified Practising Accountant Australia. Mr. Ma graduated from Da-Yeh University in Taiwan with an MBA degree and from Soochow University in Taiwan with a Bachelor of Business Administration degree in Business Mathematics.

Mingchang (Leonardo) Liu: Chief Technology Officer

Mingchang (Leonardo) Liu has served as Manager of the Technical Development Department at Shenzhen GFAI Robot Technology Co., Ltd, a wholly-owned and recently acquired subsidiary of Guardforce AI since March 2022. Since joining the Company, he has been responsible for product globalization and localization, conception and construction of the product business models and external cooperation. He specializes in globalization of high-tech products and is experienced in developing multi-language AI voice interaction solutions. He has also led a team launching related technology solutions on three robotic applications. Mr. Liu is experienced in vision algorithm image processing signal chain based on Field Programmable Gate Array (FPGA). Previously, he worked as Manager of the Technical Development Department at Guardforce AI (Hong Kong) Co., Ltd, a wholly-owned subsidiary of Guardforce AI. Prior to that, Mr. Liu served as Manager of the Technical Department in the Global Business Center at Shenzhen Intelligent Guardforce Robot Technology Co., Ltd. Mr. Liu graduated from the University of Liverpool with a Master’s degree in Microelectronics Systems.

Lei Wang, the new Chairman of Guardforce AI, stated, “The Company and Board of Directors would like to express our sincere gratitude to Terence and Cynthia for their significant contributions and outstanding leadership they provided Guardforce AI over the years. Terence has been instrumental in transforming Guardforce AI during his tenure as Chairman, culminating in our uplisting to the Nasdaq Capital Market. We are also thankful to Cynthia for her contributions that have provided Guardforce AI with a solid foundation for long-term financial success. Terence and Cynthia will be missed by the Guardforce AI team, and we wish them success in their future endeavors.”

“The breadth of global experience, the leadership qualities and values of our new leadership team are ideal for leading Guardforce AI through the next phase of our strategic journey, focusing on robotic solutions and information security services. We have rapidly transformed into a globally integrated security solutions provider, and we believe this new team with tremendous experience in the robotics industry and capital markets will help the Company rapidly scale and expand our global footprint.”

“We are accelerating the rollout of our RaaS platform through both acquisitions and organic growth strategies. Our goal is to capture a significant share of the rapidly growing, multi-billion-dollar RaaS market. Towards this end, we are focused on expanding the scope of our RaaS platform; accelerating the development of new cybersecurity, robotics, and AI applications; and seeking strategic opportunities to acquire or partner with leading security industry companies to enhance our technology capabilities and expand our global presence. We believe the outlook for Guardforce AI is brighter than ever, as we advance towards our goal of becoming a leading global provider of RaaS service,” concluded Ms. Wang.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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